

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 7, 2018

Richard Xu
Chairman and Chief Executive Officer
Atlantic Acquisition Corp.
1250 Broadway, 36th Floor
New York, NY 10001

> **Re:** **Atlantic Acquisition Corp.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Response Dated May 24, 2018**
> **File No. 001-38180**

Dear Mr. Xu:

We have reviewed your May 24, 2018 response to our comment letter and your amended proxy statement, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2018 letter.

Background of the Business Combination, page 36

1. We note your response to comment 3, and your amended disclosure that "Atlantic also received proposals from different companies in a wide variety of industries in both the United States and China . . . . Atlantic's management team didn't conduct extensive diligence or negotiations with these other companies because Atlantic's management didn't believe that they would be good acquisition targets." Please briefly describe the factors management considered in determining that such companies would not be good acquisition targets.

Comparative per Share Data, page 64

2. We have reviewed the revisions to your disclosures related to comment 9 and we re-issue part of our previous comment. Please tell us why you did not provide equivalent pro

forma per share data related to HF Group Holding Corporation required by Item 14(10)(i), (ii) and (iii) of Schedule 14A. Please note historical, pro forma amounts and equivalent pro forma amounts need to be disclosed. Refer to the Instructions to paragraph (b)(10) 2 of Item 14(10) of Schedule 14A for guidance on how to calculate equivalent pro forma per share amounts.

3. You disclose shares outstanding as of December 31, 2017 in the presentation of book value per share or pro forma book value per share as of March 31, 2018. Please revise your description to clarify the amounts reflect the number of shares outstanding as of March 31, 2018.

4. We have reviewed the revisions to your disclosures related to comment 10. Please tell us why you excluded noncontrolling interest in your calculation of book value per share related to the HF Group Holding Corporation Historical column. This comment also applies to your Pro Forma Condensed Combined Balance Sheet on page 66.

Pro Forma Condensed Combined Income Statement, page 67

5. It appears that distribution, selling and administrative expenses, income from operations, income before income tax provision, net income, and net income (loss) attributable to common stockholders are not properly combined in the pro forma combined conversion and pro forma combined no conversion columns. Please revise or advise.

6. Please insert the total of the adjustments to show the effect on the amount of net income (loss) attributable to common stockholders in the adjustment for merger assuming conversion column.

Note 1. Description of Transaction, page 69

7. Please revise assumption (1) in the second paragraph to also disclose the maximum shares that shareholders of public shares will elect to convert as of December 31, 2017.

HE Group Holding Corporation's Business

Overview, page 70

8. The amount of net revenue for the three months ended March 31, 2017 disclosed in the third paragraph on page 71 differs from the amount of net revenue disclosed in the condensed consolidated statements of income. Please revise.

Current Industry Landscape and Opportunities, page 72

9. We note your response to comment 12, and that you have removed certain references to HF Group being a "leading foodservice distributor." Please make conforming changes

throughout the rest of your filing, or include the measure or metric by which HF Group is a "leading" distributor.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the first quarter of 2018 and 2017

Adjusted EBIDTA, page 86

10. The percentages disclosed in the paragraph following the table differ from the percentages disclosed in the table. Please revise or advise.

Liquidity and Capital Resources

Financing Activities, page 91

11. The increases in payments made and cash proceeds for the line of credit and long-term debt appear to differ from the payments and cash proceeds disclosed in the consolidated statements of cash flows. Please revise or advise.

Certain Transactions

Certain Transactions of HF Group, page 116

12. The amount of accounts payable to related parties as of December 31, 2016 disclosed in the paragraph above the table of accounts payable to related parties on page 117 differs from total of accounts payable to related parties. Please revise.

HP Group Holding Corporation and Subsidiaries Consolidated Financial Statements

Note 11 Segment Reporting, page F-27

13. Please tell us why total assets as of March 31, 2018 does not equal total assets as stated on the condensed balance sheets.

Consolidated Statements of Income, page F-30

14. We reviewed the revisions to your disclosures related to comment 17. Please tell us why net income used to compute pro forma net earnings and pro forma earnings per share data for the years presented do not agree to the pro forma amounts disclosed in Note 8 on page F-47.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318, or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products